Exhibit - (a)(1)(vi)

Frequently Asked Questions Concerning

Stereotaxis, Inc. Offer to Exchange Certain Outstanding Stock Options and Stock

Appreciation Rights

Concepts and terms used herein are further described and defined in the Offer to Exchange Certain Stock Options and Certain Stock Appreciation Rights referred to herein as the “Exchange Offer”. Please read the Exchange Offer in its entirety.

The following is only a summary of some of the relevant features of the Exchange Program. Please review these questions and answers and the entire Exchange Offer to ensure that you are making an informed decision regarding whether or not to participate in the Exchange Program. Because each of our employees is in a different financial situation, we suggest that you consult with your personal financial and tax advisors before deciding whether or not to participate in the Exchange Program.

Q1.	What is the Exchange Program?

The Exchange Program is a program being offered by Stereotaxis to allow Eligible Employees to (i) exchange Eligible Options for Replacement Options and (ii) to exchange Eligible SARS for Replacement SARS. Generally, if you elect to exchange Eligible Awards for Replacement Awards, you will receive a smaller number of Replacement Awards with a lower exercise price. The Exchange Program is voluntary and will allow Eligible Employees to choose, on a grant-by-grant basis, whether to keep their Eligible Awards at the existing exercise prices or to exchange Eligible Awards for Replacement Awards. The Exchange Program will not affect any Awards you own other than Eligible Awards that are exchanged pursuant to the Exchange Program.

Q2.	Why are we conducting the Exchange Program?

We rely on our experienced and productive staff and their efforts to help us achieve our business objectives. Stock options and SARS constitute key components of our incentive and retention programs because the Board and the Compensation Committee believe that equity compensation encourages staff to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares. As of July 31, 2009, approximately 84% of these outstanding stock options and SARS were “underwater” (meaning the exercise prices of the stock options and SARS was greater than our then-current stock price). As a result, for many employees, these Awards are less effective at providing the incentives and retention value that our Board and the Compensation Committee believe is necessary to motivate and retain our employees.

Q3.	What are Eligible Awards?

“Eligible Awards” are those options and stock appreciation rights (“SARS”) currently outstanding and held by Eligible Employees that (i) have an exercise price of at least $6.50 per share, (ii) have been outstanding for at least one year on the Exchange Date and (iii) have a fair value of less than 67% of the fair value of the Replacement Award. Fair value of the Replacement Awards will be determined using the Black-Scholes valuation model as of the grant date of the Replacement Awards, which will be the last day of the Exchange Program (“Exchange Date”), expected to be September 14, 2009. Fair value depends upon, among things, the exercise price of the Replacement Awards which equal the closing price of our common stock on Nasdaq on this date. This necessarily means that we cannot determine for certain which awards will be eligible for exchange until the Exchange Date. Your election form will contain a table setting forth the closing price of the Company’s common stock on Nasdaq at which each of your Award grants will be considered Eligible Awards.

Q4.	How many shares will my Replacement Awards cover?

The number of shares covered by Replacement Awards issued in exchange for your Eligible Awards will be finally determined according to an exchange ratio calculated as of the Exchange Date. The exchange ratios will be set so that the fair value of the Eligible Awards exchanged will equal the fair value of the Replacement Awards issued at the end of the Exchange Program. Because exchange ratios are related to fair value, determination of exchange ratios will depend, among other things, on the Company’s closing price on the Nasdaq on Exchange Date. Eligible Employees should therefore consider, prior to expiration of the Offer, the effect of any changes in the market price of the Company’s common stock between August 17, 2009 and the Exchange Date when making a decision whether or not to tender Eligible Awards in exchange for Replacement Awards under the Exchange Program.

Generally speaking, the number of shares which will be covered by your Replacement Awards will be calculated as follows:

•

dividing (i) the aggregate number of shares covered by the Eligible Awards you exchanged for the Replacement Award by (ii) the applicable exchange ratio, as finally determined on the Exchange Date; and

•	rounding the resulting number to the nearest whole number.

Q5.	Why can’t you tell me my applicable Exchange Ratios now?

We intend for the Exchange Program to result in no more than de minimus additional compensation expense to the Company. To achieve this result, the aggregate fair value of Replacement Awards granted in the Exchange Program must substantially equal the aggregate fair value of Eligible Awards exchanged. The fair value of Replacement Awards cannot be determined until the exercise price of the Replacement Awards is set, which for accounting and legal reasons, must be as of the Exchange Date.

Q6.	Who are Eligible Employees?

Generally, actively employed employees of the Company will be eligible to participate in the Exchange Offer if they are eligible to participate in the 2002 Stock Incentive Plan (the “Plan”). “Actively employed” includes employees on approved short term leaves, such as military leave, family medical leave or short term disability leave. Our Chief Executive Officer, Chief Financial Officer and members of our Board of Directors are not eligible to participate.

Q7.	How are Replacement Awards different from Eligible Awards?

Replacement Awards will consist of options granted in exchange for Eligible Options or SARS granted in exchange for Eligible SARS. Generally, Replacement Awards will cover fewer shares at a lower exercise price per share than the Eligible Awards for which they are exchanged and will have different term and vesting provisions.

Q8.	What will be the term and vesting schedule of my Replacement Awards?

Replacement Awards will have a term equal to the greater of the remaining term of the exchanged Eligible Award or one year and two weeks.

The Replacement Awards will be subject to an extended vesting schedule. The Replacement Options or SARs will vest on the first anniversary of the Exchange Date with respect to the same percentage of your exchanged Eligible Awards that would have vested on or prior to such date. After the first anniversary of the Exchange Date, Replacement Awards will vest on the same schedule, and with respect to the same percentage amounts, as the exchanged Eligible Awards they are replacing. Vesting is conditioned upon continued employment with us through each applicable vesting date.

Example 1: Jane Smith holds a grant of 2,000 Eligible Options granted on September 1, 2007. 1,000 Eligible Options have vested prior to the Exchange Date of September 14, 2009. The remaining 1,000 Eligible Options vest in equal monthly installments and will be fully vested on September 1, 2011. Jane elects to exchange her grant of Eligible Options for 1,000 Replacement Options (assuming a 2:1 exchange ratio). None of her Replacement Options will be vested on September 14, 2009. 750 replacement options will vest on September 14, 2010. The remaining 250 Replacement Options will vest in equal monthly installments thereafter so that Jane’s Replacement Options are fully vested on September 1, 2011. The Replacement Options will expire on August 31, 2017, consistent with the expiration of the Eligible Options.

Example 2: John Smith holds a grant of 2,000 Eligible SARS, granted on July 1, 2005, all of which are vested prior to the Exchange Date, September 14, 2009. John elects to exchange his grant of Eligible SARs for 1,000 Replacement SARs. None of his Replacement SARs will be vested on the Exchange Date. All 1,000 of his Replacement SARs will vest on September 14, 2010. The Replacement SARs will expire on September 28, 2010, which is one year and two weeks after the Exchange Date.

Q9.	What will happen to Eligible Awards that I choose not to exchange?

Eligible Awards that you choose not to exchange will remain outstanding and retain their existing terms, including the existing exercise price, vesting schedule and expiration date.

Q10.	How do I participate in the Exchange Program?

Election instructions along with the required documentation to make your exchange election are enclosed with this offering memorandum. To participate, you must complete and submit the enclosed Election Form, which must be received by us no later than 11:59 p.m. local St. Louis time on September 14, 2009, unless this Offer is extended. It is your responsibility to make sure that we receive your election form prior to the deadline. We may, in our discretion, extend this Offer at any time, but we cannot assure you that this Offer will be extended or, if extended, for how long. If this Offer is extended, we will notify Eligible Employees or make a public announcement of the extension. If this Offer is extended, you must deliver your Election Form before the time to which this Offer is extended.

Election Forms may be submitted by any one of the following methods:

•	hand delivered to Sarah Kamp at 4320 Forest Park Avenue, Suite 100, St. Louis, Missouri 63108;

•	faxed to: (314) 678-6119, Attention: Sarah Kamp; or

•	scanned and e-mailed to: sarah.kamp@stereotaxis.com.

Election Forms should not be returned via inter-office mail. If you have any questions about the election process, please send an e-mail directly to sarah.kamp@stereotaxis.com. You may also call (314) 678-6123.

Q11.	May I withdraw or change my election?

Yes. You may withdraw or change a previously submitted election to exchange Eligible Awards at any time before 11:59 p.m. local St. Louis time on September 14, 2009. If this Offer is extended by us beyond that time, you can withdraw or change your election at any time before the time to which this Offer is extended.

To withdraw or change your previously submitted Election Form, you must submit a replacement Election Form, checking the appropriate box to indicate that you are replacing any Election Forms you previously have submitted. The replacement Election Form must be submitted in the same manner set forth in the answer to Question 10 above, and we must receive the replacement Election Form before the expiration of this Offer at 11:59 p.m. local St. Louis time on September 14, 2009. It is your responsibility to confirm that we have received your replacement Election Form before the expiration of this Offer. In all cases, the last Election Form submitted and received prior to the expiration of this Offer will prevail.

Q12.	If I have several different Eligible Award grants, may I elect to exchange one grant but not the others?

Yes. Participation in the Exchange Program is on a grant-by-grant basis. If you were issued more than one grant of Eligible Awards, you may make a separate election for each grant.

Q13.	May I elect to exchange only a portion of an Eligible Award grant?

No. If you elect to exchange a grant of Eligible Awards, you must exchange the entire unexercised portion of that grant. Partial exchanges of a grant are not permitted. If none of the Eligible Awards in the grant have been exercised, you must tender all of the Eligible Awards in the grant or none of them. If you have exercised part, but not all of the Eligible Awards in the grant, you must tender all of the remaining outstanding, unexercised Eligible Awards in that grant or none of them.

Q14.	May I exchange both the vested and unvested portions of a grant of Eligible Awards?

Yes. Each Eligible Award you elect to exchange must be exchanged in its entirety, whether or not it is fully vested.